

December 8, 2011

Via E-mail
James Dale
Chairman and Chief Executive Officer
Panache Beverage, Inc.
40W. 23rd Street, 2nd Floor
New York, NY 10001

> **Re: Panache Beverage, Inc.**
> **Form 8-K**
> **Filed August 24, 2011, as amended September 27, 2011**
> **File No. 000-52670**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on August 24, 2011 as amended on September 27, 2011

General

1. It appears that you were a shell company as defined in Rule 12b-2 of the Exchange Act at the time of the acquisition of Panache LLC; therefore, you were required to provide Form 10 information under Items 2.01 (f) and 5.01(a)(8) of Form 8-K. Under Item 9.01 of the Form 8-K/A filed on September 27, 2011 you stated that the audited financial statements of Panache, the accounting acquirer, and pro formas financial information will be filed within 71 days of the date of the report. Although we do not believe you were permitted to file the required information within 71 days of the business combination, we also note that you have yet to file the required information despite the passage of more than 71 days since the acquisition. Please revise the Form 8-K to include the audited financial statements of Panache LLC for the required periods and all the remaining disclosures required by Items 2.01 and 5.01 of Form 8-K.

2.   Please revise the Form 8-K to highlight a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K. Please note the resale restrictions imposed by Rule 144(i) for one year following the consummation of the merger. Please add risk factor disclosure where appropriate.

3.   In your amended Form 8-K, please provide disclosure pursuant to Item 5.06 of Form 8-K indicating a change in shell company status as of the date of the acquisition of Panache LLC.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

                                                Sincerely,

                                                /s/ Celeste M. Murphy for

                                                Larry Spirgel
                                                Assistant Director